September 13, 2007

Michael P. Whitman
Chief Executive Officer
Power Medical Interventions, Inc.
2021 Cabot Boulevard
Langhorne, PA 19047

>   **Re: Power Medical Interventions, Inc.**
>   **Amendment to Form S-1**
>   **Filed August 31, 2007**
>   **File No. 333-142926**

Dear Mr. Whitman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page of Prospectus</u>

1.   Delete "Joint Book-Running Managers" from the cover page, or relocate it to the back cover page, in accordance with the staff's long standing position.

<u>Risks Associated with Our Business, page 4</u>

2.   Please revise to disclose the various risks in a bulleted list, rather than combining them in one paragraph.

Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

3. We note the adjustments made in response to prior comment 9 in our letter to you dated August 21, 2007, as well as the supplemental disclosure of non-cash investing activities described as the "transfer of equipment from inventory to property, plant and equipment." Based on this description, please explain to us how this resulted in a change in operating assets for the year ended December 31, 2005 in which inventory increased by $456,374. We note the related disclosure provided on loaner equipment in Notes 2 and 3.

Note 12. Long-term debt, page F-32

4. Please refer to prior comment 22. We note that the terminal value results in paying an amount equal to 7% per annum in addition to the stated rate of interest of 7% on the notes. Please further analyze the Terminal Value under paragraph 13(b) of SFAS 133.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Jeffrey L. Quillen, Foley Hoag LLP